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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             Washington, D.C. 20549

                           --------------------------

                                SCHEDULE 13E-3/A

                        Rule 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            News Communications, Inc.
                              (Name of the Issuer)

                            News Communications, Inc.
                      (Name of Person (s) Filing Statement)

                     common stock, par value $.01 per share
                         (Title of Class of Securities)

                                    652484809
                      (CUSIP Number of Class of Securities)

                            News Communications, Inc.
                            2 Park Avenue, Suite 1405
                                New York NY 10016
                                 (212) 689-2500

                                 with copies to

                              Paul J. Pollock, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800
--------------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person (s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [ ] A tender offer.
     d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     $11 was paid in connection with Schedule 13E-3 filed by the issuer on July 13, 2005 (File No. 005-41485).






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                        RULE 13E-3 TRANSACTION STATEMENT

         This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by News Communications, Inc., a Nevada corporation (the "Company"), in connection with a going private transaction, in which the Company will effect a one for 100 reverse stock split of its common stock, par value $0.01 per share (the "Common Stock"), and a corresponding reduction of authorized shares of Common Stock from 100,000,000 to 1,000,000 (the "Transaction"). Those holders who, immediately following the reverse split, would hold only fractional shares of the Common Stock will, in lieu thereof, receive cash payments equal to $1.10 per one pre-split share and will no longer be stockholders of the Company. Consummation of the Transaction will result in the Company having less than 300 stockholders of record, enabling it to elect to terminate the registration of its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The terms and conditions of the Transaction are described in The Company's Definitive Information Statement on Schedule 14C, which was filed with the Commission on October 6, 2005.

Item 1.       Summary Term Sheet

         The information set forth in the Information Statement under the caption "SUMMARY" is incorporated herein by reference.

Item 2.       Subject Company Information

      (a) Name and Address. News Communications, Inc. is located at 2 Park Avenue, Suite 1405, New York, NY 10016. Its telephone number is
              (212) 689-2500.

      (b) Securities. As of August 31, 2005 the Company had outstanding 12,024,597 shares of common stock, par value $0.01 per share.

      (c) Trading Market and Price. The information set forth in the Information Statement under the captions "SPECIAL FACTORS - Going Private Transaction; Effects" and "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" is incorporated herein by reference.

      (d) Dividends. The information set forth in the Information Statement under the caption "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" is incorporated herein by reference.

      (e)     Prior Public Offerings. Not applicable.

      (f)     Prior Stock Purchases. Not applicable.

Item 3.       Identity and Background of the Filing Person

      (a) Name and Address. The information set forth in the Information Statement under the caption "MANAGEMENT OF NEWS COMMUNICATIONS, INC.--DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

      (b)-(c) Business and Background. The information set forth in the Information Statement under the caption "MANAGEMENT OF NEWS COMMUNICATIONS, INC.--DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

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Item 4.       Terms of the Transaction

      (a) Material Terms. The information set forth in Item 1 above and in the Information Statement under the caption "SPECIAL FACTORS" is incorporated herein by reference.

      (c)     Different Terms. None.

      (d)     Appraisal Rights. None.

      (e)     Provisions for Unaffiliated Security Holders. None.

      (f)     Eligibility for Listing or Trading. Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

      (a)     Transactions. None.

      (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the caption "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" is incorporated herein by reference.

      (e) Agreements Involving the Securities. The information set forth in the Information Statement under the captions "SPECIAL FACTORS - Employee and Director Stock Options" and "SPECIAL FACTORS - Warrants to Purchase Shares of Common Stock" is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals

      (b) Use of Securities Acquired. The shares of Common Stock acquired in the Transaction will be retired.

      (c) Plans. The information set forth in the Information Statement under the captions "SUMMARY - Effects of Reverse Split," "SPECIAL FACTORS - Purposes of the Transaction," "SPECIAL FACTORS - Going Private Transaction; Effects," and "SPECIAL FACTORS - Certain Impact of the Transaction" is incorporated herein by reference.

Item 7.       Purposes, Alternatives, Reasons and Effects

      (a) Purposes. The information set forth in the Information Statement under the captions "SUMMARY - Purposes of the Transaction" and "SPECIAL FACTORS - Purposes of the Transaction" is incorporated herein by reference.

      (b) Alternatives. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Alternatives Considered" is incorporated herein by reference.

      (c) Reasons. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Reasons for the Structure and Timing of the Transaction" is incorporated herein by reference.

      (d) Effects. The information set forth in the Information Statement under the captions "SUMMARY - Effects of Reverse Split," "SPECIAL FACTORS - Going Private


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              Transaction; Effects," and "SPECIAL FACTORS - Federal Tax
              Consequences" is incorporated herein by reference.

Item 8.       Fairness of the Transaction

      (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions "SUMMARY - Fairness of the Transaction," "SPECIAL FACTORS
              - Alternatives Considered" and "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

      (c) Approval of the Security Holders. The information set forth in the Information Statement under the captions "SUMMARY - Stockholder Approval" and "SPECIAL FACTORS - Stockholder Approval" is incorporated herein by reference.

      (d) Unaffiliated Representative. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

      (f)     Other Offers. None.

Item 9.       Reports, Opinions, Appraisals and Certain Negotiations

      None.

Item 10.      Source and Amounts of Funds or Other Consideration

      (a) Source of Funds. The approximately $175,000 necessary to pay for all of the fractional shares exchanged for cash in the transaction and the expenses relating to the transaction will come from operations.

      (b)     Conditions. None.

      (c) Expenses. The expenses and fees relating to the Transaction are as follows:

              Expenses                                        Estimated Amount
              --------                                        ----------------
              Legal Fees                                         $ 86,200
              Accounting Fees                                      15,000
              Exchange Agent/Transfer Agent fees                    7,600
              Filing                                                1,500
              Printing                                              2,500
              Mailing                                               7,200
                   TOTAL:                                        $120,000


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      (d)     Borrowed Funds. Not applicable.

Item 11.      Interest in Securities of the Subject Company

      (a)-(b) Securities Ownership and Securities Transactions. The information set forth in the Information Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT " is incorporated herein by reference.

Item 12.      The Solicitation or Recommendation

      Not applicable.

Item 13.      Financial Information

      (a) Financial Information. The information contained in the Information Statement under the caption "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" and the consolidated financial statements and the notes thereto contained in the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 and Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 are incorporated herein by reference.

      (b)     Pro Forma Information. Not applicable.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used

      (a)     Solicitations or Recommendations. Not applicable.

      (b) Employees and Corporate Assets. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fees and Expenses" is incorporated herein by reference.

Item 15.      Additional Information

         The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.      Exhibits

      (a) Definitive Information Statement on Schedule 14C, filed with the SEC on October 6, 2005.

      (b)     Not applicable.

      (c)     Not applicable.

      (d)     Not applicable.

      (f)     Not applicable.

      (g)     Not applicable.



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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                NEWS COMMUNICATIONS, INC.


                                   By:     /s/ James A. Finkelstein
                                   Name:   James A. Finkelstein
                                   Title:  President and Chief Executive Officer


                                Dated: October 6, 2005



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